UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras pays Interest on Capital

Rio de Janeiro, October 04, 2019 - Petróleo Brasileiro S.A. - Petrobras informs that in connection to the press released of August 1st, 2019 is paying today Interest on Capital (IOC), as defined in art. 9, sole paragraph of its Bylaws.

The gross value to be distributed, totaling R$2,608,840,252.20, corresponds to a gross amount of R$0.20 per common or preferred share, based on shareholding positions as of August 12, 2019. The amount of R$0.20 per share related to the IOC will be subject to income tax, by applying the applicable tax rate, except for shareholders who are proven to be immune or exempt.

CREDIT INSTRUCTIONS

Payment will be made by Banco Bradesco S.A. (Bradesco), institution depositary of book-entry Petrobras shares.

Petrobras shareholders that are Bradesco’s clients, or other banks, that have the register duly updated, will have their rights automatically credited to their bank account as of today.

For shares deposited in the fungible custody of stock markets, payment will be credited in the respective stock markets and will be transferred the IOC to shareholders by deposit brokers.

For holders of American Depositary Receipts (ADRs) negotiated on the New York Stock Exchange (NYSE), considering the record date of August 14, 2019, the payment will be made from October 14, 2019 by BNY Mellon, depositary bank of ADRs.

The Interest on Capital not claimed within 3 (three) years as of the date of payment (October 04, 2019) will expire and will be reverted in favor of the company (Law 6404/76, Article 287, Item II, subitem a).

The amount advanced to shareholders as JCP, adjusted by the Selic rate from the date of payment until the end of the fiscal year, shall be deducted from the mandatory minimum dividends (article 53, paragraph 3, of the Bylaws), including for the payment of minimum priority dividends of the preferred shares.

More information can be obtained through any Bradesco branch or by calling 0800-7011616.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer